TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD MEETS PRODUCTION AND COST GUIDANCE FOR 2015
AND LOWERS COST GUIDANCE FOR 2016

All 2015 numbers are preliminary and unaudited and subject to final adjustment.
All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, January 19, 2016 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announces preliminary operating results for 2015 and guidance for 2016.

IAMGOLD's President and CEO, Steve Letwin said, "Our preliminary operating results indicate a solid year overall in 2015. We met both our cost and production guidance, with production of 806,000 ounces exceeding the mid-point of our guidance range, driven by a 16% increase at Essakane. Westwood finished the year with production within its revised guidance range and a clear development and ramp-up plan going forward.

"We begin 2016 with nearly $700 million in cash and bullion and renewed confidence in mine plans that have been updated to reflect the current gold price environment. We expect production in 2016 to be consistent with 2015 as we move forward with development to open up new mining areas at Westwood. We continue to benefit from the stronger U.S. dollar and lower oil prices, and these factors, together with further opportunities to lower costs and improve productivity, have enabled us to reduce all-in sustaining cost guidance by $75 an ounce for the second year in a row to a range of $1,000 to $1,100 in 2016."

Performance Highlights for 2015
- Attributable gold production of 806,000 ounces within guidance of 780,000 to 815,000 ounces; fourth quarter production 199,000 ounces.
- Preliminary total cash costs[1] expected to be below or at the lower end of guidance of $825 to $865 per ounce.
- Preliminary all-in sustaining costs[1] expected to be within guidance of $1,050 to $1,150 per ounce.
- Capital expenditures of approximately $240 million, 15% lower than capital expenditures on gold assets in 2014.
- Approximately $700 million in cash, cash equivalents, restricted cash and gold bullion (market value) as at December 31, 2015.

Guidance Highlights for 2016
- Attributable gold production expected to be between 770,000 and 800,000 ounces.
- Total cash costs expected to be between $775 and $815 per ounce.
- All-in sustaining costs expected to be between $1,000 and $1,100 per ounce.
- Capital expenditures guidance of $250 million ±10%.

[1] This is a non-GAAP measure.

2015 PRELIMINARY OPERATING RESULTS

Full year attributable production of 806,000 ounces was within guidance of 780,000 to 815,000 ounces. Attributable gold production for the fourth quarter 2015 was 199,000 ounces.

The following table presents attributable production by operating site:

(000s oz)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	2015
Owner-Operator					
Rosebel (95%)	76	71	70	70	287
Essakane (90%)	89	89	107	98	383
Westwood (100%)	22	23	2	13	60
Total owner-operator	187	183	179	181	730
Joint Ventures					
Sadiola (41%)	19	17	17	16	69
Yatela (40%)	2	2	1	2	7
	21	**19**	**18**	**18**	**76**
Total	**208**	**202**	**197**	**199**	**806**

Total cash costs for 2015 are expected to be below or at the lower end of guidance of $825 to $865 per ounce. All-in sustaining costs are expected to be within guidance of $1,050 to $1,150 per ounce.

The Company confirms that it expects to fulfill its obligations under its bond indenture.

2016 PRODUCTION AND COST GUIDANCE

Guidance for 2016 was based on the following assumptions:
- Average gold price per ounce of $1,150;
- Average crude oil price per barrel of $63;
- U.S. dollar value of the Euro of $1.10; and
- Canadian dollar value of the U.S. dollar of $1.25.

Full Year Guidance	2016
Rosebel (000s oz)	285 - 295
Essakane (000s oz)	365 - 375
Westwood (000s oz)	50 - 60
Total owner-operator production (000s oz)	700 - 730
Joint ventures (000s oz)	70
Total attributable production (000s oz)	770 - 800
Total cash costs[1,2] – owner-operator ($/oz)	$775 - $815
Total cash costs[1,3] ($/oz)	$775 - $815
All-in sustaining costs[1,2] – owner-operator ($/oz)	$1,000 - $1,100
All-in sustaining costs[1,3] ($/oz)	$1,000 - $1,100

[1] This is a non-GAAP measure.
[2] Consists of Rosebel, Essakane, Westwood on an attributable basis.
[3] Consists of Rosebel, Essakane, Westwood, and joint ventures Sadiola and Yatela on an attributable basis.

In 2016, we expect to produce between 770,000 and 800,000 ounces of gold, compared to 806,000 ounces in 2015. With the focus at Westwood in 2016 on underground development to expand the number of mining areas and on remedial work related to last year's seismic event, Westwood's production for 2016 is expected to be between 50,000 and 60,000 ounces. Throughout 2016, the mill will operate on a reduced schedule due to the low level of mining, with a ramp-up to full capacity over the next four years. At Rosebel, higher grades and improving productivity are anticipated to lead to slightly higher production. The expected dip in production at Essakane reflects a decrease in grades, partially offset by higher throughput and recovery. The joint ventures are expected to produce 70,000 ounces. There will be some quarterly variation in production, with Rosebel and Essakane expected to be higher in the second half of the year.

Throughout 2015, the progress we made in further reducing all-in sustaining costs allowed us to lower our cost guidance heading into the final quarter of the year. Given the continued focus on cost reductions, and allowing for the impact from production variability during the year, we have set 2016 all-in sustaining cost guidance at $1,000 to $1,100 per ounce, which is $75 per ounce below our initial guidance for 2015.

2016 CAPITAL EXPENDITURE GUIDANCE ±10%

($ millions)	Sustaining[1]		Development/ Expansion (Non-sustaining)		Total	
Rosebel	$	50	$	15	$	65
Essakane		85		-		85
Westwood		15		65		80
Owner-operator		150		80		230
Corporate and Development Projects[2]		-		10		10
Total owner-operator		150		90		240
Sadiola (Joint Venture)		5		5		10
Total[3] (±10%)	$	155	$	95	$	250

[1] Includes capitalized stripping of $14 million at Rosebel and $43 million at Essakane.
[2] Includes capital spending at Côté Gold and Boto Gold.
[3] Capitalized borrowing costs are not included.

In 2016, we expect capital spending to be $250 million ± 10%. This represents a 5% increase from 2015, mainly due to development work at Westwood and an increase in capitalized stripping at Essakane. Of the $150 million allocated to sustaining capital for owner-operated mines, 38% is for capitalized stripping at Essakane and Rosebel. The following summarizes the primary uses for capital spending:

Rosebel
Sustaining capital of $50 million includes capital spares ($21 million), capitalized stripping ($14 million), mill equipment ($4 million), tailings dam raise ($4 million), infrastructure development ($3 million) and other sustaining capital ($4 million). *Non-sustaining capital* of $15 million is mainly for a secondary crusher installation ($14 million).

Essakane
Sustaining capital of $85 million includes capitalized stripping ($43 million), capital spares ($12 million), mobile equipment ($9 million), mill equipment and maintenance ($7 million), tailings liners ($5 million), resource development ($2 million) and other sustaining capital ($7 million).

Westwood
Sustaining capital of $15 million includes capitalized development ($8 million), underground equipment ($4 million) and development drilling ($3 million). *Non-sustaining capital* of $65 million for expansion/ramp-up development ($60 million) and mobile and underground equipment ($5 million).

Sadiola
Non-sustaining capital of $5 million relates to the work being done to update the feasibility study on the sulphide expansion. We continue to explore options with our partner, AngloGold Ashanti, for extending the life of the mine.

Corporate and Development Projects
Non-sustaining capital of $10 million includes spending at Côté Gold and Boto Gold. At Côté Gold the focus is on de-risking the project. We will continue to advance the feasibility study, which includes conducting permitting activities and technical studies.

2016 EXPLORATION PLAN

An active exploration program is critical to replenishing reserves and resources, but given the need to further reduce costs in all aspects of our operations, we have been highly selective as to the projects we continue to advance and the new opportunities we pursue. Our exploration program is focused on the discovery of new ounces through our wholly-owned and joint venture projects in South and Central America, West Africa and Canada, as well as through targeting of soft rock resources near our existing mines. The 2016 exploration budget of $47 million is half the amount that was spent on total exploration three years ago. Compared to the initial 2015 budget of $46 million for brownfield and greenfield exploration, the planned expenditures for 2016 brownfield and greenfield exploration have been reduced by 28% to $34 million. The increase in planned expenditures for feasibility and other studies is largely due to the continuation of technical studies for the Boto Gold project and Côté Gold.

	2015 Actual			2016 Plan		
($ millions)	**Capitalized**	**Expensed**	**Total**	**Capitalized**	**Expensed**	**Total**
Exploration projects - greenfield	$ 2.7	$ 20.4	$ 23.1	$ -	$ 18	$ 18
Exploration projects - brownfield[1]	9.5	8.0	17.5	8	8	16
Exploration Projects	12.2	28.4	40.6	8	26	34
Feasibility and other studies	5.6	2.6	8.2	10	3	13
Total Exploration	**$ 17.8**	**$ 31.0**	**$ 48.8**	**$ 18[2]**	**$ 29**	**$ 47**

[1] Excludes planned expenditures related to Sadiola and Yatela of $0.3 million for 2015 Actual and nil for 2016 Plan, and includes planned near mine and resource exploration of $9.4 million for 2015 Actual and $8 million for 2016 Plan.

[2] The capitalized portion of the 2016 Plan of $18 million for 2016 is included in our capital spending guidance of $250 million ± 10%.

CONFERENCE CALL

A conference call will be held on Thursday, February 18, 2016 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s 2015 fourth quarter and full-year operating performance and financial results. A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the heading "2016 Production and Cost Guidance, 2016 Capital Expenditure Guidance and 2016 Exploration Plan", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency

fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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